Exhibit 99.(a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of IKON Office

Solutions, Inc. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 21, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of IKON Office Solutions, Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of IKON Office Solutions, Inc. by Lehman

Brothers Inc., the lead dealer manager and Wachovia Capital Markets, LLC, the co-dealer manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

by

IKON Office Solutions, Inc.

of

Up to $295,000,000 in Value of Shares of its Common Stock

at a Purchase Price not greater than $15.00 nor less than $13.00 per Share

IKON Office Solutions, Inc., an Ohio corporation (the “Company” or “IKON”), is offering to purchase for cash up to $295,000,000 in value of shares (“shares”) of its common stock, no par value per share, at a price not greater than $15.00 per share nor less than $13.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00

MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 19, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions, including the consummation by the Company of one or more debt financings, on terms satisfactory to the Company, resulting in aggregate gross proceeds to the Company of not less than $150 million.

The Company’s Board of Directors has approved the making of the Offer. However, none of IKON, its Board of Directors, the Dealer Manager, the Depositary and the Information Agent makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shareholder will tender them.

Shareholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.

Each shareholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer,” in which case the shareholder will be deemed to have tendered his or her shares at the minimum price of $13.00 per share, or (2) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined By You.” A tender of shares will be valid only if one, and only one, of these boxes is checked on the Letter of Transmittal. Shareholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

On the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch Auction” process, the Company will determine a single share price, not greater than $15.00 per share nor less than $13.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for shares properly tendered and not withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. After the Offer expires, the Company will look at the prices chosen by shareholders for all of the shares properly tendered and not withdrawn. The Company will then select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow it to purchase $295,000,000 in value of shares, or a lower amount depending on the number of shares properly tendered and not withdrawn. If, based on the purchase price the Company determines, shares having an aggregate value of less than $295,000,000 are properly tendered, the Company will buy all the shares that are properly tendered and not withdrawn. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. The Company will purchase only shares tendered at prices at or below the purchase price that the Company determines. However, because of the odd lot priority, proration and conditional tender provisions described in this Offer to Purchase, the Company may not purchase all of the shares tendered at or below the purchase price if, based on the purchase price that is determined, more than $295,000,000 in value of shares are properly tendered and not withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at the Company’s expense promptly after the expiration of the Offer.

The term “Expiration Time” means 12:00 midnight, New York City time, on Wednesday, December 19, 2007, unless the Company extends the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 16 of the Offer to Purchase for a description of the Company’s right to extend, delay, terminate or amend the Offer. If a shareholder is a participant in the IKON Office Solutions, Inc. Retirement Savings Plan, and such participant wishes to tender any of the shares held in that plan, such participant must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase (including an earlier deadline for delivering materials). If a shareholder is a participant in the IKON Office Solutions, Inc. Dividend Reinvestment and Share Purchase Plan (“DRIP”), and such participant wishes to tender any of the shares held in that plan, including any DRIP shares purchased with IKON’s December 10, 2007 dividend or any optional cash investment on that date, such participant must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, and any other required documents to the Depositary. If a person is a holder of vested options to purchase shares under IKON’s equity compensation plans, or of options to purchase Resulting Shares under IKON’s equity compensation plans that will vest prior to the expiration of this Offer, such holder must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase (including an earlier deadline for delivery materials).

If, based on the purchase price the Company determines, shares having an aggregate value in excess of $295,000,000 are properly tendered at or below the purchase price and not withdrawn, the Company will purchase shares as follows:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price selected by the Company;

•

second, from all other shareholders who properly tender shares at or below the purchase price selected by the Company, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied); and

•

third, only if necessary to permit the Company to purchase $295,000,000 in value of shares, from holders who have properly tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. Shares issued upon the conditional exercise of options and tendered will be treated as conditionally tendered for this purpose.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are properly tendered at or below the purchase price, and not withdrawn, only when, as and if the Company gives oral or written notice to National City Bank (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer. In all cases, payment for shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), or an agent’s message, in the case of a book-entry transfer and any other documents required by the Letter of Transmittal.

The Depositary will return certificates for unpurchased shares promptly after the expiration of the Offer or the valid withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer, the

Depositary will credit the shares to the appropriate account maintained by the tendering broker/dealer participant, in each case without expense to the shareholder.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares which the Company has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including by changing the purchase price range or the aggregate purchase price limit. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRNewswire or another comparable service.

If the Company materially changes the terms of the Offer or the information concerning the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1) the Company makes any change to (a) the price range at which the Company is offering to purchase shares in the Offer, (b) decrease the aggregate purchase price limit and thereby decrease the number of shares purchasable in the Offer, or (c) increase the aggregate purchase price limit and thereby increase the number of shares purchasable in the Offer by more than 2% of the Company’s outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in Section 16 of the Offer to Purchase, the Offer will be extended until the expiration of such 10 business day period.

Shareholders may withdraw any shares they have tendered at any time before 12:00 midnight, New York City time, on Wednesday, December 19, 2007, unless the Company extends the Offer, in which case a shareholder can withdraw his or her shares until the expiration of the Offer as extended. If the Company has not accepted for payment the shares a shareholder has tendered, such shareholder may also withdraw his or her shares at any time after 12:00 midnight, New York City time, on January 18, 2008. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of the addresses or at the facsimile number set forth on the back cover of the Offer to Purchase and specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase. Instructions to tender shares held in the IKON Office Solutions, Inc. Retirement Savings Plan may be withdrawn at any time by notice to the Depositary before 5 p.m., New York City time, on Friday, December 14, 2007. Tenders of shares issuable upon the conditional exercise of options may be withdrawn at any time prior to 12:00 noon, New York City time, on Friday, December 14, 2007.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Dealer Managers, the Depositary and the Information Agent will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, the receipt of cash from the Company in exchange for a shareholder’s shares will be a taxable event for the shareholder for U.S. federal income tax purposes. The receipt of cash for a shareholder’s shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company, as described in Section 15 of the Offer to Purchase. The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. shareholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. shareholder furnishes to the Depositary (or other applicable withholding agent).

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer. The Company is mailing the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s shareholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the Information Agent, the Dealer Managers at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All others Call Toll-Free: (800) 735-3107

The Dealer Managers for the Offer are:

Lehman Brothers Inc. Corporate Services 745 Seventh Avenue New York, NY 10019 Toll-Free: (888) 610-5877 Collect: (212) 526-7850	Wachovia Securities Special Equities 375 Park Avenue, 4th Floor New York, New York 10152 Toll-Free: (800) 532-2916 Collect: (212) 214-6129

The Depositary for the Offer is:

National City Bank

By First Class Mail: National City Bank, Depositary Corporate Actions Processing Center P. O. Box 859208 Braintree, Massachusetts 02185-9208	For Delivery of Notice of Guaranteed Delivery or Requests to Withdraw Tenders via facsimile: (781) 930-4942 To confirm receipt of FAX, call (781) 930-4900	By Registered, Certified, Express or Overnight Delivery or In Person: National City Bank, Depositary Corporate Actions Processing Center 161 Bay State Drive Braintree, Massachusetts 02184

November 21, 2007